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                               June 12, 2023

       Elizabeth Ng
       Chief Executive Officer
       Ocean Biomedical, Inc.
       55 Claverick St., Room 325
       Providence, RI 02903

                                                        Re: Ocean Biomedical,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 1, 2023
                                                            File No. 333-271392

       Dear Elizabeth Ng:

              We have reviewed your amended registration statement and have the following comment. In of our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Selling Securityholders, page 212

   1. We note that your revised coverpage discloses that your are registering for resale
                                                        14,263,693 outstanding
common shares and 12,050,054 common shares
                                                        underlying warrants.
Please revise the selling securityholder section to reflect all of these offered shares.
 Elizabeth Ng
FirstName  LastNameElizabeth Ng
Ocean Biomedical, Inc.
Comapany
June       NameOcean Biomedical, Inc.
     12, 2023
June 12,
Page 2 2023 Page 2
FirstName LastName
       Please contact Arzhang Navai at 202-551-4676 or Joe McCann at 202-551-6262 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences
cc:      Kate Bechen